Term sheet To prospectus dated December 1, 2005, prospectus supplement dated October 12, 2006 and product supplement no. 96-I dated September 25, 2007	Term Sheet No. 1 to Product Supplement No. 96-I Registration Statement No. 333-130051 Dated November 21, 2007; Rule 433

Structured Investments	JPMorgan Chase & Co. $ Range Accrual Notes linked to the SIFMA Municipal Swap Index and the 3-month LIBOR due November 28, 2012

General

  Senior unsecured obligations of JPMorgan Chase & Co. maturing November 28, 2012, subject to postponement as described below.
  The notes are designed for investors who seek floating rate interest payments linked to the SIFMA Muncipal Swap Index and the 3-month LIBOR, while seeking full principal protection at maturity.
  Minimum denominations of $1,000 and integral multiples thereof.
  The notes are expected to price on or about November 23, 2007 and are expected to settle on or about November 28, 2007.

Key Terms

Maturity Date:	November 28, 2012, or if such day is not a business day, the next succeeding business day.
Payment at Maturity:	At maturity you will receive a cash payment for each $1,000 principal amount note of $1,000 plus any accrued and unpaid interest.
Interest:

With respect to each Interest Period, for each $1,000 principal amount note, the interest payment will be calculated as follows:

$1,000 x Interest Rate x (number of days in the Interest Period / 360),

where the number of days in the Interest Period will be calculated on the basis of a year of 360 days with twelve months of thirty days each.

Interest Rate:

With respect to each Interest Period, a rate per annum equal to the product of (1) the Interest Factor of 7.00% per annum and (2) the Variable Days divided by the number of days in the Interest Period. The Interest Rate for each Interest Period will be calculated as follows:

	Interest Factor x	Variable Days number of days in the Interest Period	, where
“Variable Days” is the number of calendar days during the relevant Interest Period on which the Accrual Provision is satisfied and the number of days in the Interest Period will be calculated on the basis of a year of 360 days with twelve months of thirty days each.
Interest Factor:	7.00% per annum.
Interest Period:

The period beginning on and including the issue date of the notes and ending on but excluding the first Interest Payment Date, and each successive period beginning on and including an Interest Payment Date and ending on but excluding the next succeeding Interest Payment Date.

Interest Payment Dates:

Interest on the notes will be payable semi-annually in arrears on the 28th calendar day of May and November of each year (each such date, an “Interest Payment Date”), commencing May 28, 2008, to and including the Interest Payment Date corresponding to the Maturity Date. See “Selected Purchase Considerations — Semi-Annual Interest Payments” in this term sheet for more information.

Accrual Provision:	The Accrual Provision shall be deemed satisfied on each calendar day during an Interest Period on which the SIFMA/LIBOR Provision is satisfied.
SIFMA/LIBOR Provision:

The SIFMA/LIBOR Provision shall be deemed satisfied on each calendar day in the calendar week immediately following the calendar week in which such SIFMA/LIBOR Determination Date occurs on which the Average SIFMA/Average LIBOR Ratio on the applicable SIFMA/LIBOR Determination Date is less than or equal to the Specified SIFMA/LIBOR Percentage of 73.00%. Notwithstanding the preceding sentence, if Average LIBOR on any SIFMA/LIBOR Determination Date is less than or equal to the Specified Average LIBOR Rate of 3.00%, then the SIFMA/LIBOR Provision shall be deemed satisfied for each calendar day in the calendar week immediately following the calendar week in which such SIFMA/LIBOR Determination Date occurs.

Other Key Terms:	Please see “Additional Key Terms” in this term sheet for other key terms.

Investing in the Range Accrual Notes involves a number of risks. See “Risk Factors” beginning on page PS-11 of the accompanying product supplement no. 96-I and “Selected Risk Considerations” beginning on page TS-3 of this term sheet.

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, each prospectus supplement, product supplement no. 96-I and this term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Fees and Commissions (1)	Proceeds to Us

Per note	$	$	$

Total	$	$	$

(1)	J.P. Morgan Securities Inc., which we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., will forgo any commission in connection with the offering of the notes. See “Underwriting” beginning on page PS-28 of the accompanying product supplement no. 96-I.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMorgan

November 21, 2007

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this term sheet together with the prospectus dated December 1, 2005, as supplemented by the prospectus supplement dated October 12, 2006 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 96-I dated September 25, 2007. This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 96-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

  Product supplement no. 96-I dated September 25, 2007:
  http://www.sec.gov/Archives/edgar/data/19617/000089109207004094/e28618_424b2.pdf

  Prospectus supplement dated October 12, 2006:
  http://www.sec.gov/Archives/edgar/data/19617/000089109206003117/e25276_424b2.pdf

  Prospectus dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002389/e22923_base.txt

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this term sheet, the “Company,” “we,” “us” or “our” refers to JPMorgan Chase & Co.

Additional Key Terms

Specified SIFMA/LIBOR Percentage:	73.00%.
Specified Average LIBOR Rate:	3.00%.
Average SIFMA/Average LIBOR Ratio:

For each SIFMA/LIBOR Determination Date, the ratio of the Average SIFMA Level to Average LIBOR, expressed as a percentage, on such SIFMA/LIBOR Determination Date, as determined by the calculation agent.

Average SIFMA Level:

On any SIFMA/LIBOR Ratio Determination Date, the daily weighted average of the Index levels of the SIFMA Municipal Swap Index for each calendar day in the SIFMA/LIBOR Averaging Period. For the purposes of calculating the Average SIFMA Level, the Index level of the SIFMA Municipal Swap Index for each calendar day in the SIFMA/LIBOR Averaging Period will be based on the Index level of the SIFMA Municipal Swap Index on the applicable SIFMA/LIBOR Determination Date. The Index level of the SIFMA Municipal Swap Index is reset weekly on each SIFMA Determination Date; however, the average calculation is measured daily for each calendar day in the SIFMA/LIBOR Averaging Period. If on such SIFMA/LIBOR Determination Date the applicable Average SIFMA Level cannot be determined by reference to the SIFMA Municipal Swap Index (or any successor thereto), then the calculation agent will determine the applicable Average SIFMA Level in accordance with the procedures set forth in the accompanying product supplement no. 96-I under “SIFMA Municipal Swap Index.”

LIBOR Rate:

For each SIFMA/LIBOR Determination Date, the LIBOR Rate refers to the London Interbank Offer Rate for deposits in U.S. dollars with the Designated Maturity of three months that appears on Reuters page “LIBOR01” (or any successor page) at approximately 11:00 a.m., London time, on such SIFMA/LIBOR Determination Date, as determined by the calculation agent. If on such SIFMA/LIBOR Determination Date the applicable LIBOR Rate cannot be determined by reference to Reuters page “LIBOR01” (or any successor page), then the calculation agent will determine the applicable LIBOR Rate in accordance with the procedures set forth in the accompanying product supplement no. 96-I under “Description of Notes — Interest — The Underlying Rates — LIBOR Rate.”

Average LIBOR:

On any SIFMA/LIBOR Ratio Determination Date, the daily weighted average of the applicable LIBOR Rates for each calendar day in the SIFMA/LIBOR Averaging Period. For the purposes of calculating the Average LIBOR, the determination of the applicable LIBOR Rate for each calendar day in the Averaging Period will be based on such LIBOR Rate on the applicable SIFMA/LIBOR Determination Date. The applicable LIBOR Rate will be reset weekly on each SIFMA/LIBOR Determination Date; however, the average calculation is measured daily for each calendar day in the SIFMA/LIBOR Averaging Period.

SIFMA/LIBOR Ratio Determination Date:

For each calendar day in an Interest Period, two U.S. Government Securities Business Days prior to such calendar day. However, if any day so specified is not a U.S. Government Securities Business Day, the applicable SIFMA/LIBOR Ratio Determination Date will be the immediately preceding U.S. Government Securities Business Day.

SIFMA/LIBOR Determination Date:

For each calendar day in the SIFMA/LIBOR Averaging Period, the immediately preceding Thursday. However, if such day is not (i) with respect to the Average SIFMA Level, a U.S. Government Securities Business Day, the applicable SIFMA/LIBOR Determination Date will be the immediately preceding U.S. Government Securities Business Day or (ii) with respect to the Average LIBOR, a London Business Day, the applicable SIFMA/LIBOR Determination Date will be the immediately preceding London Business Day.

SIFMA Municipal Swap Index:

The Securities Industry and Financial Markets Association Municipal Swap Index, or the SIFMA Municipal Swap Index, was created by SIFMA and produced by Municipal Market Data, or MMD, a Thomson Financial Services company. The SIFMA Municipal Swap Index is a seven-day high-grade market index composed of tax-exempt variable-rate demand obligations, or VRDOs, from MMD’s database of VRDO issues. The Index level of the SIFMA Municipal Swap Index is calculated on a weekly basis, and released to subscribers on Thursday. See the accompanying product supplement no. 96-I under “SIFMA Municipal Swap Index.”

JPMorgan Structured Investments — Range Accrual Notes Linked to the SIFMA Municipal Swap Index and the 3-Month LIBOR	TS-2
SIFMA/LIBOR Averaging Period:	With respect to any SIFMA/LIBOR Determination Date, the preceding 180 calendar days (including the date of determination).
Designated Maturity:	Three months.
U.S. Government Securities Business Day:

Any day other than a Saturday, Sunday or a day on which SIFMA recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in U.S. government securities.

London Business Day:	Any day other than a day on which banking institutions in London are authorized or required by law, regulation or executive order to close.
CUSIP:

Selected Purchase Considerations

  PRESERVATION OF CAPITAL AT MATURITY — You will receive at least 100% of the principal amount of your notes if you hold the notes to maturity, regardless of whether the Accrual Provision is satisfied for any day of any Interest Period. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.
  SEMI-ANNUAL INTEREST PAYMENTS — The notes offer semi-annual interest payments at the applicable Interest Rate. Interest, if any, will be payable semi-annually in arrears on the 28th calendar day of May and November of each year (each such date, an “Interest Payment Date”), commencing May 28, 2008, to and including the Interest Payment Date corresponding to the Maturity Date to the holders of record at the close of business on the date 15 calendar days prior to the applicable Interest Payment Date. If an Interest Payment Date is not a business day, payment will be made on the next business day immediately following such day, but no additional interest will accrue as a result of the delayed payment.
  TAX TREATMENT AS VARIABLE RATE DEBT INSTRUMENTS — You should review carefully the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 96-I. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell, the notes should be treated for U.S. federal income tax purposes as “variable rate debt instruments.” Assuming such characterization is respected, interest paid on the notes would generally be taxable to you as ordinary income at the time it accrues or is received in accordance with your method of accounting for U.S. federal income tax purposes, and gain or loss realized on the sale, exchange or other disposition of the notes generally would be capital gain or loss. However, due to the absence of authorities that directly address the proper characterization of the notes, no assurance can be given that the Internal Revenue Service will accept, or that a court will uphold, the characterization and tax treatment described above. In particular, the Internal Revenue Service could seek to treat the notes for U.S. federal income tax consequences as “contingent payment debt instruments.” If the Internal Revenue Service were successful in asserting such treatment, the timing and character of income with respect to the notes would be significantly affected. Among other things, a U.S. Holder would be required to accrue interest income as original issue discount, subject to adjustments, at a “comparable yield” on the notes and any gain on the sale, exchange or other disposition of the notes would be treated as interest income. Prospective purchasers should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes.

Selected Risk Considerations

An investment in the notes involves significant risks. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 96-I dated September 25, 2007.

  THE NOTES ARE NOT ORDINARY DEBT SECURITIES; THE INTEREST RATE ON THE NOTES IS NOT FIXED BUT IS VARIABLE — The rate of interest paid by us on the notes for each Interest Period is not fixed, but will vary depending on whether the Accrual Provision is satisfied, which may result in returns that are less than those otherwise payable on debt issued by us with similar maturities. Although the variable interest rate on the notes is determined, in part, by reference to the level of the SIFMA Municipal Swap Index relative to the LIBOR Rate, the notes do not actually pay interest at either such rate. You should consider, among other things, the overall annual percentage rate of interest to maturity as compared to other equivalent investment alternatives. We have no control over any fluctuations in the SIFMA Muncipal Swap Index or the LIBOR Rate.
  THE INTEREST RATE ON THE NOTES IS BASED ON AN ACCRUAL PROVISION LINKED TO THE AVERAGE SIFMA/AVERAGE LIBOR RATIO, WHICH MAY RESULT IN AN INTEREST RATE OF ZERO — Although the maximum interest rate for any Interest Period is equal to the Interest Factor of 7.00% per annum, for every day during such Interest Period on which the applicable Accrual Provision is not satisfied, the Interest Rate for that Interest Period will be reduced. We cannot predict the factors that may cause the Accrual Provision to be satisfied, or not, on any calendar day. The amount of interest you accrue on the notes in any Interest Period may decrease even if the SIFMA Municipal Swap Index and the LIBOR Rate increase. If the Accrual Provision is not satisfied for an entire Interest Period, the Interest Rate for such period would be zero. In that event, you will not receive any interest for that Interest Period and you will not be compensated for any loss in value due to inflation and other factors relating to the value of money over time during such period.
  WHETHER THE SIFMA/LIBOR PROVISION IS SATISFIED WILL DEPEND ON A NUMBER OF FACTORS WHICH MAY RESULT IN AN INTEREST RATE EQUAL OF ZERO — Whether the SIFMA/LIBOR Provision is satisfied will depend on fluctuations in the level of the SIFMA Municipal Swap Index and the LIBOR Rate, which may be influenced by a number of factors, including (but not limited to):

JPMorgan Structured Investments — Range Accrual Notes Linked to the SIFMA Municipal Swap Index and the 3-Month LIBOR	TS-3
    changes in, or perceptions, about future marginal tax rates;
    changes or uncertainty with respect to the tax-exempt nature of municipal securities;
    changes in the tax treatment of comparable securities;
    relative supply and demand for tax-exempt and taxable debt in their respective marketplaces and other factors affecting pricing of tax-exempt debt; and
    monetary policies, fiscal policies, inflation, general economic conditions and public expectations with respect to such factors.
  The effect that any of these factors may have on the SIFMA Municipal Swap Index or LIBOR Rate may be partially offset by other factors. We cannot predict the factors that may cause the Average SIFMA/Average LIBOR Ratio to increase or decrease. An increase in the ratio may result in a reduction of the interest rate per annum payable for the corresponding Interest Period, depending on whether such increase causes the Average SIFMA/Average LIBOR Ratio to exceed the Specified SIFMA/LIBOR Percentage. The amount of interest you accrue on the notes in any Interest Period may decrease even if either or both of the applicable LIBOR Rate and the level of the SIFMA Municipal Swap Index increases. Interest during any Interest Period may be equal to zero, and you will not be compensated for any loss in value due to inflation and other factors relating to the value of money over time during such period.
  THE METHOD OF DETERMINING THE INTEREST RATE FOR ANY INTEREST PERIOD MAY NOT DIRECTLY CORRELATE WITH ACTUAL LEVELS OF THE APPLICABLE LIBOR RATE AND THE SIFMA MUNICIPAL SWAP INDEX — The determination of the interest rate payable for any Interest Period will be based, in part, on the SIFMA Municipal Swap Index and the LIBOR Rate, but it will not directly correlate with actual levels of the SIFMA Municipal Swap Index and the LIBOR Rate. We will use the SIFMA Muncipal Swap Index and the LIBOR Rate on each SIFMA/LIBOR Determination Date to determine the Average SIFMA Level and Average LIBOR, respectively, on the applicable SIFMA/LIBOR Determination Date, which are in turn used to determine the Average SIFMA/Average LIBOR Ratio, which determines for any calendar day whether the SIFMA/LIBOR Provision is satisfied. The Average SIFMA Level and the Average LIBOR will be based on daily weighted averages of the applicable Index level of the SIFMA Municipal Swap Index and LIBOR Rate, respectively, and accordingly are reset weekly on the SIFMA/LIBOR Determination Date.
  YOU WILL HAVE NO RIGHTS WITH RESPECT TO ANY VRDO INCLUDED IN THE SIFMA MUNICIPAL SWAP INDEX — As a holder of the notes, you will not own or have any beneficial or other legal interest in, and will not be entitled to any rights with respect to, any VRDO included in the SIFMA Municipal Swap Index. An investment in the notes does not constitute an investment in any VRDO included in the SIFMA Municipal Swap Index. In addition, the interest you earn on the notes, if any, will not be tax-exempt municipal bond interest for U.S. federal income tax purposes. You should review carefully the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 96-I for a description of the tax consequences of an investment in the notes and consult your tax adviser regarding your personal circumstances.
  SIFMA AND/OR MMD MAY DISCONTINUE THE SIFMA MUNICIPAL SWAP INDEX OR ADJUST THE SIFMA MUNICIPAL SWAP INDEX IN A WAY THAT AFFECTS ITS LEVEL, AND NEITHER SIFMA NOR MMD HAS ANY OBLIGATION TO CONSIDER YOUR INTERESTS — The SIFMA Municipal Swap Index was created by Securities Industry and Financial Markets Association (formerly the Bond Market Association) (“SIFMA”) and produced by Municipal Market Data, a Thomson Financial Services company (“MMD”). SIFMA and/or MMD may make methodological or other changes that could change the Index level of the SIFMA Municipal Swap Index, including changes related to the method by which the Index level is calculated, the criteria for eligibility in the SIFMA Municipal Swap Index, or the timing with which the Index level is published. In addition, SIFMA and/or MMD may alter, discontinue or suspend calculation or dissemination of the SIFMA Municipal Swap Index. SIFMA and MMD have no obligation to consider your interests in calculating, revising or discontinuing the SIFMA Municipal Swap Index. In the event that the SIFMA Municipal Swap Index is no longer published, the calculation agent may select another comparable index as a successor index or substitute another value for the Index level as described in the accompanying product supplement no. 96-I under “SIFMA Municipal Swap Index — Discontinuation of the SIFMA Municipal Swap Index; Alteration of Method of Calculation.” No assurance can be given that the rates used in lieu of the Index level of the SIFMA Municipal Swap Index will be accurate assessments of the average tax-exempt VRDO rates that the SIFMA Municipal Swap Index is currently intended to assess. Any of these actions could adversely affect the the Average SIFMA Levels used to calculate Average SIFMA/Average LIBOR Ratio, and in turn, the Interest Rate for any Interest Period.
  CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the cost of hedging our obligations under the notes through one or more of our affiliates. As a result, and as a general matter, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent’s commission and hedging costs, including those set forth under “Many Economic and Market Factors Will Impact the Value of the Notes,” below.
  The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.
  LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other

JPMorgan Structured Investments — Range Accrual Notes Linked to the SIFMA Municipal Swap Index and the 3-Month LIBOR	TS-4
  dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.
  POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.
  MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the levels of the LIBOR Rate and the SIFMA Municipal Swap Index on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
    the expected volatility the SIFMA Municipal Swap Index and the LIBOR Rate;
    the time to maturity of the notes;
    interest and yield rates in the market generally, as well as the volatility of those rates;
    the likelihood, or expectation, that the notes will be redeemed by us, based on prevailing market interest rates or otherwise;
    a variety of economic, financial, political, regulatory or judicial events; and
    our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Hypothetical Examples of Calculation of the Interest Rate on the Notes for an Interest Period

The following examples illustrate how to calculate the Interest Rate on the notes for an Interest Period. For purposes of the following examples, we have assumed that there are 180 days in the applicable Interest Period and that the Average LIBOR is greater than the Specified Average LIBOR Rate of 3.00% on each calendar day during such Interest Period. The hypothetical Average SIFMA/Average LIBOR Ratios and Interest Rates in the following examples are for illustrative purposes only and may not correspond to the actual Average SIFMA/Average LIBOR Ratios or Interest Rates for any Interest Period applicable to a purchaser of the notes. The numbers appearing in the following examples have been rounded for ease of analysis.

Example 1: The Average SIFMA/Average LIBOR Ratio is less than or equal to the Specified SIFMA/LIBOR Percentage on 70 calendar days during the Interest Period. Because the Accrual Provision is satisfied for 70 calendar days, the Interest Rate for the Interest Period is 2.72%, calculated as follows:

7.00% x [ 70 / 180 ] = 2.72%

Example 2: The Average SIFMA/Average LIBOR Ratio is less than or equal to the Specified SIFMA/LIBOR Percentage on 100 calendar days during the Interest Period. Because the Accrual Provision is satisfied for 100 calendar days, the Interest Rate for the Interest Period is 3.89%, calculated as follows:

7.00% x [ 100 / 180 ] = 3.89%

Example 3: The Average SIFMA/Average LIBOR Ratio is greater than the Specified SIFMA/LIBOR Percentage on each calendar day during the Interest Period. Because the Accrual Provision is not satisfied on any calendar day, the Interest Rate for the Interest Period is 0.00%.

Historical Information

The graph on the following page sets forth the historical Average SIFMA/Average LIBOR Ratio for the 180-calendar day periods ending on the last calendar day of each month, from January 31, 2002 through October 31, 2007. The graph also sets forth the historical Average LIBOR for the 180-calendar day periods ending on the last calendar day of each month, from January 31, 2002 through October 31, 2007. The Index level of the SIFMA Municipal Swap Index on November 15, 2007 was 3.54%. The LIBOR Rate on November 15, 2007 was 4.905%.

For purposes of such graphs, the Average SIFMA/Average LIBOR Ratio and the Average LIBOR are calculated in the same manner as the notes, as described above.

We obtained the Index levels of the SIFMA Municipal Swap Index and the LIBOR Rates used to construct the graphs below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

The historical levels of the Average SIFMA/Average LIBOR Ratio (including the implied historical Average SIFMA Level) and the Average LIBOR should not be taken as an indication of future performance, and no assurance can be given as to the Average SIFMA/Average LIBOR Ratio or the Average LIBOR on any of the SIFMA/LIBOR Ratio Determination Dates or SIFMA/LIBOR Determination Dates, as applicable. We cannot give you assurance that the performance of the Average SIFMA/Average LIBOR Ratio or the Average LIBOR will result in any positive interest payments in any Interest Period.

JPMorgan Structured Investments — Range Accrual Notes Linked to the SIFMA Municipal Swap Index and the 3-Month LIBOR	TS-5

JPMorgan Structured Investments — Range Accrual Notes Linked to the SIFMA Municipal Swap Index and the 3-Month LIBOR	TS-6